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                          June 28, 2021

       Nicolaas Vlok
       Chief Executive Officer
       Project Angel Parent, LLC
       c/o MeridianLink, Inc.
       1600 Sunflower Avenue, #200
       Costa Mesa, CA 92626

                                                        Re: Project Angel
Parent, LLC
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 15, 2021
                                                            File No. 333-255680

       Dear Mr. Vlok:

               We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-1 filed June 15, 2021

       Note 2 - Summary of Significant Accounting Policies
       Operating and Reportable Segment, page F-47

   1. We note your references throughout the filing to Lending Software Solutions revenues and Data Verification
Software Solutions revenues. Also, we note you added a
                                                        breakdown of these
revenue categories on page 96. Tell us your consideration
                                                        of providing a similar
breakdown in your segment disclosures. Refer to ASC 280-10-50-
                                                        40. In addition, please
explain why you do not believe a discussion of revenue
                                                        from Lending Software
Solutions and Data Verification Software Solutions is necessary for an understanding of
your results of operations.
 Nicolaas Vlok
Project Angel Parent, LLC
June 28, 2021
Page 2

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551- 3453 with any other questions.



                                                          Sincerely,
FirstName LastNameNicolaas Vlok
                                                          Division of
Corporation Finance
Comapany NameProject Angel Parent, LLC
                                                          Office of Technology
June 28, 2021 Page 2
cc:       Joseph C. Theis, Jr., Esq.
FirstName LastName